UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72613 / July 16, 2014

Admin. Proc. File No. 3-15866

In the Matter of

CYBERMESH INTERNATIONAL CORP., GOLDEN
HARVEST CORPORATION (A/K/A DISABILITY
ACCESS CORPORATION),
MIRENCO, INC., NEWPORT DIGITAL
TECHNOLOGIES, INC.,
RESOURCE HOLDINGS, INC.,
SCOLR PHARMA, INC., and
TITAN GLOBAL HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Cybermesh International Corp., Golden Harvest
Corporation (a/k/a Disability Access Corporation), Mirenco, Inc., Newport Digital Technologies,
Inc., Resource Holdings, Inc., SCOLR Pharma, Inc., or Titan Global Holdings, Inc., and the
Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Cybermesh International Corp., Golden Harvest
Corporation (a/k/a Disability Access Corporation), Mirenco, Inc., Newport Digital Technologies,

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[1]   17 C.F.R. § 201.360(d).

[2]   *Cybermesh Int'l Corp., Golden Harvest Corp. (a/k/a Disability Access Corp.), Mirenco,
Inc., Newport Digital Technologies, Inc., Res. Holdings, Inc., SCOLR Pharma, Inc., and Titan
Global Holdings, Inc*., Initial Decision Rel. No. 609 (June 3, 2014), 109 SEC Docket 01, 2014
WL 2465624. The stock symbols and Central Index Key numbers are: CYTL and 1367617 for
Cybermesh International Corp.; DBYC and 1382085 for Golden Harvest Corporation (a/k/a
Disability Access Corporation); MREO and 1041609 for Mirenco, Inc.; NPDTE and 1019216 for
Newport Digital Technologies, Inc.; SMSA and 1439746 for Resource Holdings, Inc.; SCLR and
934936 for SCOLR Pharma, Inc.; and TTGL and 770471 for Titan Global Holdings, Inc.

Inc., Resource Holdings, Inc., SCOLR Pharma, Inc., and Titan Global Holdings, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Cybermesh International Corp., Golden Harvest Corporation (a/k/a Disability Access Corporation), Mirenco, Inc., Newport Digital Technologies, Inc., Resource Holdings, Inc., SCOLR Pharma, Inc., and Titan Global Holdings, Inc., is revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Lynn M. Powalski
Deputy Secretary

INITIAL DECISION RELEASE NO. 609
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15866

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
CYBERMESH INTERNATIONAL CORP.,	:	INITIAL DECISION MAKING
GOLDEN HARVEST CORPORATION (a/k/a	:	FINDINGS AND REVOKING
DISABILITY ACCESS CORPORATION),	:	REGISTRATIONS BY DEFAULT
MIRENCO, INC.,	:	June 3, 2014
NEWPORT DIGITAL TECHNOLOGIES, INC.,	:	
RESOURCE HOLDINGS, INC.,	:	
SCOLR PHARMA, INC., and	:	
TITAN GLOBAL HOLDINGS, INC.	:	

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Cybermesh International Corp., Golden Harvest Corporation (a/k/a Disability Access Corporation), Mirenco, Inc., Newport Digital Technologies, Inc., Resource Holdings, Inc., SCOLR Pharma, Inc., and Titan Global Holdings, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on May 15, 2014, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 19,

2014.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Cybermesh International Corp. (CIK No. 1367617)[2] is a defaulted Nevada corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cybermesh International Corp. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2011, which reported a net loss of $930,580 since the company's August 27, 2008, inception. As of May 6, 2014, the company's stock (symbol "CYTL") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Golden Harvest Corporation (a/k/a Disability Access Corporation) (CIK No. 1382085) is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $222,768 for the prior nine months. As of May 6, 2014, the company's stock (symbol "DBYC") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Mirenco, Inc. (CIK No. 1041609), is an Iowa corporation located in Radcliffe, Iowa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mirenco, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $120,842 for the prior three months. As of May 6, 2014, the company's stock (symbol "MREO") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Newport Digital Technologies, Inc. (CIK No. 1019216), is a revoked Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Newport Digital Technologies, Inc., is delinquent in its

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $65,343 for the prior three months. As of May 6, 2014, the company's stock (symbol "NPDTE") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Resource Holdings, Inc. (CIK No. 1439746), is a defaulted Nevada corporation located in Tustin, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Resource Holdings, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. As of May 6, 2014, the company's stock (symbol "SMSA") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SCOLR Pharma, Inc. (CIK No. 934936), is a delinquent Delaware corporation located in Bellevue, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SCOLR Pharma, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $2,519,000 for the prior nine months. As of May 6, 2014, the company's stock (symbol "SCLR") was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Titan Global Holdings, Inc. (CIK No. 770471), is a Utah corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Titan Global Holdings, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2008, which reported a net loss of over $6,583,000 for the prior three months. As of May 6, 2014, the company's stock (symbol "TTGL") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Cybermesh International Corp. is REVOKED;

the REGISTRATION of the registered securities of Golden Harvest Corporation (a/k/a Disability Access Corporation), is REVOKED;

the REGISTRATION of the registered securities of Mirenco, Inc., is REVOKED;

the REGISTRATION of the registered securities of Newport Digital Technologies, Inc., is REVOKED;

the REGISTRATION of the registered securities of Resource Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of SCOLR Pharma, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Titan Global Holdings, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

_____
Carol Fox Foelak
Administrative Law Judge

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[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *5-6 (Oct. 17, 2013).